Exhibit 99.1

BARRETT BUSINESS SERVICES, INC.

DESCRIPTION OF CAPITAL STOCK

Barrett Business Services, Inc. (the “Company”), is authorized to issue 500,000 shares of Preferred Stock, $.01 par value, issuable in series, and 20,500,000 shares of Common Stock, $.01 par value. The Common Stock is listed on the Global Select Market of The Nasdaq Stock Market under the symbol “BBSI.”

Common Stock

Quroum and Voting Rights. The presence, in person or by proxy, of a majority of all votes entitled to be cast at a meeting of stockholders constitutes a quorum. Shares of Common Stock are entitled to one vote per share. Voting for directors is not cumulative. Directors are elected by the vote of a majority of the votes cast with respect to each director; provided that if the number of nominees exceeds the number of directors to be elected, directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors. If an incumbent director is nominated but not reelected, the director is required to tender his or her resignation to the board of directors (the “Board”). The Nominating and Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation, after which the Board will make a determination and publicly disclose its decision. The affirmative vote of a majority of the outstanding shares of the voting capital stock of the Company is required to remove a director.

Except as provided in the next sentence, if a quorum is present at a meeting of stockholders, a majority of all the votes cast at the meeting is sufficient to approve any other matters properly presented at the meeting. Under Article VIII of the Company’s Charter, certain matters requiring stockholder approval, including without limitation a merger, consolidation, share exchange, share transfer, amendment of the Charter, or dissolution, will be deemed approved upon receipt of the affirmative vote of a majority of all votes of all classes or any class of stock entitled to be cast on the matter, notwithstanding any provision of the Maryland General Corporation Law requiring a greater proportion of the votes of all classes or any class of stock on such matter.

Dividends. Holders of Common Stock are entitled to dividends when, as and if declared by the Board out of funds legally available therefor (subject to the rights of holders of any Preferred Stock).

Liquidation Rights. Upon liquidation of the Company, after payment or provision for all liabilities and payment of any preferential amount in respect of Preferred Stock, holders of Common Stock are entitled to receive liquidating distributions of any remaining assets on a pro rata basis.

Other. Common Stock is not convertible into any other class of security, is not entitled to the benefit of any sinking fund provision and does not have any preemptive or redemption rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

The Board of Directors of the Company is authorized to issue Preferred Stock in one or more series, and to determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms or conditions of redemption of each series without any vote or action of the stockholders of the Company. The issuance of Preferred Stock in certain circumstances may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock.

Anti-Takeover Provisions

The Company’s Charter and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company. Under these provisions, (i) the Board has the authority to issue up to 500,000 shares of Preferred Stock with such rights and preferences, including voting rights, as it may establish, without further approval by the Company’s stockholders and (ii) the power to adopt, alter or repeal the Company’s bylaws is vested solely in the Board.

Maryland Control Share and Business Combination Statutes

The Company is subject to the Maryland control share act (the “Control Share Act”). Under the Control Share Act, a person (an “Acquiring Person”) who acquires voting stock in a transaction (a “Control Share Acquisition”) which results in its holding voting power within specified ranges cannot vote the shares it acquires in the Control Share Acquisition (“control shares”) unless voting rights are accorded to such control shares by the holders of two-thirds of the outstanding voting shares, excluding the Acquiring Person and the Company’s officers and inside directors. The term Acquiring Person is broadly defined to include persons acting as a group.

An Acquiring Person may but is not required to (a) submit to the Company an “Acquiring Person Statement” which delineates certain information about the Acquiring Person and its plans for acquiring the Company’s stock and (b) request the Company to call a special meeting of stockholders to act on the question of its voting rights.

If an Acquiring Person Statement is not delivered to the Company within ten days after a Control Share Acquisition or if the control shares are not accorded voting rights, the Company will have the right, subject to certain conditions, to redeem the control shares at fair value determined without regard to the absence of voting rights. If an Acquiring Person’s control shares are accorded voting rights and its shares represent a majority or more of all voting power, all stockholders of the Company, other than the Acquiring Person, will have the right to receive “fair value” for their shares, which may not be less than the highest price paid per share by the Acquiring Person for its shares in the Control Share Acquisition.

The Company is also subject to the provisions of the Maryland General Corporation Law limiting the ability of certain Maryland corporations to engage in specified business combinations (the “Business Combination Act”). Subject to certain exceptions, the Business Combination Act prohibits a Maryland corporation from engaging in a business combination with a stockholder who, with its affiliates, owns 10% or more of the corporation’s voting stock (an “Interested Stockholder”) unless (i) the corporation’s board of directors recommends the combination, (ii) stockholders holding 80% of the voting stock approve the business combination, and (iii) stockholders holding two-thirds of the voting stock not owned by the Interested Stockholder approve the business combination. In addition, an Interested Stockholder may not engage in a business combination with the corporation for a period of five years following the date the stockholder becomes an Interested Stockholder. “Business combination” is defined to include any merger with, any transfer of assets to, the provision of financial assistance to, and certain transactions involving the issuance of shares to, the Interested Stockholder. These provisions do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors before the stockholder became an Interested Stockholder.